SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                           For the month of May, 2006

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________




                         RYANAIR WELCOMES OFT PROPOSAL

                        TO LOOK AT BAA MONOPOLY AIRPORTS

Ryanair, Britain's favourite airline this morning (Thursday, 25th May 2006) welcomed the OFT statement that it may look into the UK airports market with a view to establishing whether the current structure works well for consumers. Ryanair, as the airline which carries most consumers to/from the UK would strongly support an OFT investigation into the BAA airport monopoly. Ryanair and other airlines have long called for the break up of this inefficient gold-plating, over-charging monopoly. The fact that the BAA's recent defence document offered to pay GBP750m to its shareholders if the Ferrovial bid is rejected demonstrates what a cash cow this monopoly has become.

Speaking today on the OFT's statement, Ryanair's Chief Executive, Michael O'Leary said:

    "We would strongly welcome an investigation by the OFT of the BAA airport monopoly. When a Government protected monopoly like the BAA can spend GBP4bn building facilities at Stansted which should only cost GBP1bn, something is wrong. When as part of this process the BAA at Stansted can spend GBP25m on consultants' reports without producing even one page of a report, something is very wrong. When the BAA monopoly offers a sweetener of GBP750m to its shareholders to reject Ferrovial's bid, it clearly proves that this monopoly has been overcharging passengers and feathering its own nest.

    "The only way to improve the lot of passengers is to break up the BAA monopoly airports and force them to compete against each other. Then airline customers would not be forced to endure the black hole of Calcutta that is Heathrow, or the unnecessary over priced Taj Mahal palace being planned at Stansted.

    "Competition works in favour of consumers, monopolies just rip them off, and the BAA airport monopoly is living proof of this".

Ends.                          Thursday, 25th May 2006

For reference:

Peter Sherrard - Ryanair       Pauline McAlester - Murray Consultants

Tel: +353-1-8121228            Tel: +353-1-4980400




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  25 May, 2006
                                    By:___/s/ James Callaghan____

                                    James Callaghan
                                    Company Secretary & Finance Director